Manulife Financial Corporation
Notice of Meeting and Record Date

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 7, 2015
Record Date for Notice	March 11, 2015
Record Date for Voting	March 11, 2015
Beneficial Ownership Determination Date	March 11, 2015
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Meeting Type	Annual
Notice-and-Access	No
Direct sending of proxy-related materials to NOBOs by issuer	No
Issuer to pay for sending proxy-related materials to OBOs by proximate intermediary	Yes

/s/ Antonella Deo
Antonella Deo
Vice President and Corporate Secretary

February 5, 2015

200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 Tel: 416-926-3000	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.